Exhibit 99.1

Glossary of Telecommunications Terms

3G: third generation mobile technologies, including UMTS

4G/LTE: fourth generation/long-term evolution mobile technologies, including WiMax

5G: fifth generation mobile networks

ADSL: asymmetric digital subscriber line

AMR: adaptive multi-rate

ANO: alternative network operator

ANS: access network service

API: application programming interface

APPM: average price per minute

ARPU: monthly average revenue per mobile customer

B2B: business to business

B2C: business to company

B2O: business to operation

BRAS: broadband remote access server

BTS: base transceiver station

CAMEL: a customized application for mobile network enhanced logic; an intranetwork prepaid roaming service

CDMA: code division multiple access

DLD: domestic long distance

DSL: digital subscriber line

DSTK: dynamic SIM toolkit

DWDM: dense wavelength division multiplexing

EDGE: enhanced data rates for GSM evolution

FMC: fix mobile convergence (charging subscribers who use both mobile and fixed fiber connect from a single account)

FOL: fiber optical line

FTR: fixed termination rate

FTTB: fiber-to-the-building

GLONASS: Globalnaya navigazionnaya sputnikovaya sistema or Global Navigation Satellite System (In Russia, this is the equivalent of GPS.)

GPRS: general packet radio service

GPS: global position system

GSM: Global System for Mobile Communications standard

GSM900: mobile telephone services using GSM in the 900 MHz frequency range

GSM900/1800: mobile telephone services using the GSM standard in the 900 MHz and 1800 MHz frequency ranges

GSM1800: mobile telephone services using GSM in the 1800 MHz frequency range

HD: high definition

HSPA: high-speed packet access

ICT: information and communications technology

ICX: interconnection exchange

IEEE: Institute of Electrical and Electronics Engineers (a professional association which creates and maintains standards for wireless network products)

IGW: International Gateway

IIG: International Internet Gateway

ILD: international long distance

IoT: internet of things

IP: internet protocol

IPTSP: internet protocol telephony service provider

IPTV: internet protocol television

IP VPN: IP virtual private network

ISDN: integrated services digital network

ISP: internet service provider

IVR: interactive voice response

L2VPN: layer-2 virtual private network

LDI: long distance and international

LLU: local loop unbundling (In Italy, this is the regulatory process of allowing multiple telecommunications operators to use connections from Telecom Italia’s local exchanges to the customer’s premises)

LTE-U: LTE-unlicensed

M2M: machine to machine

Mbps: megabytes per second

MEN: metropolitan Ethernet technology

MFS: mobile financial services

MHz: unit of measurement (multiples of the Hertz) (1 MHz = 106 Hz)

MMS: multimedia messaging service

MNP: mobile number portability

MOU: monthly average minutes of use per mobile customer

MPLS: multiprotocol label switching

MSAN: multi-service access nodes

MSC: master switching center

MSO: Microsoft Office 365

MTR: mobile termination rates

MVNO: mobile virtual network operator

NFV: network function virtualization

NGA: next generation access

NPS: net promoter score

OTT: over the top

P2P: peer-to-peer

PBX: private branch exchange

PDH: plesiochronous digital hierarchy

POP: point of presence

PSTN: public switched telephone network

RAN: radio access network

RBT: customized ring back tones

RED: radio electronic device

REF: radio electronic facilities

RIO: reference interconnection offers

RRL: radio-relay

SaaS: software as a service

SDH: synchronous digital hierarchy

SIP: session initiation protocol

SMS: short messaging service

SOHO: small office/home office

SSID: service set identifier

TDD: time division duplex

TFO: tandem free operation

TrFO: transcoder free operation

ULL: unbundled local loop

UMTS: Universal Mobile Telecommunications System

USB: universal serial bus

VAS: value added services

vEPC: virtualised enhanced packet core

VoIP: voice over IP

VoLTE: voice over LTE

VPN: virtual private network

VSAT: very small aperture terminal

VSP: VoIP service provider

WAN: wide area network

WBA: wholesale broadband access

WiMax: worldwide interoperability for microwave access communication standard

WLL: wireless local loop

WLR: wholesale line rental

xDSL: all types of DSL

ZTL: Zona Traffico Limitato (Limited Traffic Zone)

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